SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December

Commission File Number:  1-14240

Scania AB
(Translation of registrant’s name into English)

Scania AB
S-151 87 Södertälje, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date 2002-12-12 Your date
Handled by C Magnus Hahn, cth

Securities and Exchange Comission
Washington, D.C. 20549

Scania hereby amends its Form 6-K furnished on December 5, 2002 with the signature page that was accidentally omitted from that Form 6-K.

SCANIA
Business Communications

Magnus Hahn
Senior Vice President

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 December 2002

Scania AB

By:	/s/ KAJ LINDGREN
Name: Kaj Lindgren
Title: Group Vice President Chief of Staff, CoS Head of Corporate Development